GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

February 11, 2008

Via Federal Express

Stacie D. Gorman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Laurence Associates Consulting, Inc. (the “Company”)

Registration Statement Form S-1/ Pre-Effective Amendment Four

File No.: 333-147261

Dear Ms. Gorman:

Based on discussion with the staff regarding Comment 2, Revenue Recognition, it is our understanding that no further response is necessary.

Accordingly, the only difference from this filing (Amendment 4) and the previous filing (Amendment 3) is that the auditors report is now dated and we have changed SB-2/Pre-Effective Amendment to S-1/Pre-Effective Amendment 4.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosures

cc:

Laurence Associates Consulting, Inc.